Exhibit 99.1

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 3 September 2003 that, on the same day, the Trustees of The Cable and Wireless Employee Share Ownership Trust ("the Trust") disposed of 40,358 Ordinary Shares at a price of £1.2425 per share.

Following the disposals, 54,522,078 Ordinary Shares are held under the Trust.

Francesco Caio, Rob Rowley, Kevin Loosemore and David Prince (all being directors of Cable and Wireless plc), in their capacity as members of the class of beneficiaries under the Trust, and Towers Perrin Share Plan Services (GSY) Limited, in their capacity as Trustees of the Trust, are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.